

US Natural Gas Corp
AN ENERGY COMPANY

COPY

May 27, 2010

Division of Corporations
Amendment Section
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

RE: Plan of Merger

To Whom This May Concern,

Please find the enclosed Articles of Merger for US Natural Gas Corp, Plan of Share Exchange "Plan of Merger", along with a check in the amount of $70.00.

US Natural Gas Corp and Wilon Resources, Inc. shareholders have approved the acquisition of Wilon Resources, Inc. by US Natural Gas Corp, as evident in the plan of share exchange.

If you have any questions, please feel free to contact our office.

Yours truly,

Wayne Anderson, President
US Natural Gas Corp

33 6th Street South, Suite 600
St. Petersburg, FL 33701

Phone 727-824-2800
Fax 815-846-0755

COVER LETTER

TO: Amendment Section
          Division of Corporations

SUBJECT:_____**US Natural Gas Corp**_____
                        Name of Surviving Corporation

The enclosed Articles of Merger and fee are submitted for filing.

Please return all correspondence concerning this matter to following:

_____**Wayne Anderson**_____
                Contact Person

_____**US Natural Gas Corp**_____
                Firm/Company

_____**33 6th Street South, Suite 600**_____
                Address

_____**St. Petersburg, FL 33701**_____
                City/State and Zip Code

_____**info@usnatgascorp.com**_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

_____**Wayne Anderson**_____ At (__727__) _____**824-2800**_____
   Name of Contact Person   Area Code & Daytime Telephone Number

[ ] Certified copy (optional) $8.75 (**Please send an additional copy of your document if a certified copy is requested**)

STREET ADDRESS: **MAILING ADDRESS:**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
Clifton Building   P.O. Box 6327
2661 Executive Center Circle   Tallahassee, Florida 32314
Tallahassee, Florida 32301

ARTICLES OF MERGER
(Profit Corporations)

The following articles of merger are submitted in accordance with the Florida Business Corporation Act, pursuant to section 607.1105, Florida Statutes.

First: The name and jurisdiction of the <u>**surviving**</u> corporation:

<u>Name</u>	<u>Jurisdiction</u>	<u>Document Number</u> (If known/ applicable)
US Natural Gas Corp	FL	P08000032840

Second: The name and jurisdiction of each <u>**merging**</u> corporation:

<u>Name</u>	<u>Jurisdiction</u>	<u>Document Number</u> (If known/ applicable)
Wilon Resources, Inc.	TN	000358288

Third: The Plan of Merger is attached.

Fourth: The merger shall become effective on the date the Articles of Merger are filed with the Florida Department of State.

OR _____ / _____ / _____ (Enter a specific date. NOTE: An effective date cannot be prior to the date of filing or **more than 90 days after merger file date**.)

Fifth: Adoption of Merger by <u>**surviving**</u> corporation - **(COMPLETE ONLY ONE STATEMENT)**
The Plan of Merger was adopted by the shareholders of the surviving corporation on ____March 19, 2010____.

The Plan of Merger was adopted by the board of directors of the surviving corporation on _____ and shareholder approval was not required.

Sixth: Adoption of Merger by <u>**merging**</u> corporation(s) **(COMPLETE ONLY ONE STATEMENT)**
The Plan of Merger was adopted by the shareholders of the merging corporation(s) on ____March 19, 2010____.

The Plan of Merger was adopted by the board of directors of the merging corporation(s) on _____ and shareholder approval was not required.

(Attach additional sheets if necessary)





Seventh: SIGNATURES FOR EACH CORPORATION

Name of Corporation	Signature of an Officer or Director	Typed or Printed Name of Individual & Title
US Natural Gas Corp	[signature]	Wayne Anderson, President
Wilon Resources, Inc.	[signature]	Wayne Anderson, President



US NATURAL GAS, CORP.

1070

INVOICE	DATE	DESCRIPTION	NET
USNG / WILON MERGER	05/27/10		70.00

VENDOR FLOR001 CHECK 1070 DATE 05/28/10 70.00

WARNING: THE FACE OF THIS DOCUMENT HAS A COPY PROOF BACKGROUND ON WHITE PAPER AND A MICROPRINT SIGNATURE LINE

US Natural Gas Corp

33 6TH STREET SOUTH * SUITE 600
ST. PETERSBURG, FL 33701

FLORIDA BANK
ST. PETERSBURG, FL
49-1224/631

1070

CHECK NO	CHECK DATE	CHECK AMOUNT
1070	05/28/10	**************70.00

*** Seventy Dollars and No Cents

TO THE ORDER OF

Florida Department of State
Division of Corporations
P.O. Box 6327 Clifton Bldg
Executive Center Circle
Tallahassee FL 32301

AUTHORIZED SIGNATURE

SECURITY FEATURES INCLUDED. DETAILS ON BACK

⑈001070⑈ ⑆063112249⑆ 1411039011⑈